Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

September 25, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

                                       Re: Immediate Report - Cessation of Sanctions at Pelephone

Tel Aviv, Israel - September 25, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company's report dated September 22, 2019, according to which the labor union of its subsidiary, Pelephone Communications Ltd. ("Pelephone"), began the continuous imposition of a variety of sanctions that lead to a work stoppage of some of Pelephone's activities, the company hereby announces that on September 25, 2019, Pelephone was notified that, in light of the parties understandings of efficiency-related principles, which were reached by the General Histadrut's chairman, Pelephone's labor union announced the cessation of sanctions.

The principles mentioned above will form the basis for reaching and signing a collective agreement at Pelephone.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.